UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Visteon Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

     92839U107
(CUSIP Number)

     Mr. Patrick Li
3283 West 34th Avenue
Vancouver, British Columbia,
Canada
(604) 537-7721

Occupation: Businessman

Principle Business:

Modern International Holdings
3283 West 34th Avenue
Vancouver, British Columbia,
Canada V6N 2K4
(604) 637-7721

With a copy to:

     Charles Rendina, Esq.
Boughton Law Corp.
700-595 Burrard Street
PO Box 49290
Vancouver, British Columbia
Canada V7X 1S8
(604) 605-8339
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Has Patrick Li, during the last five years, been convicted of a criminal proceeding?

No

Has Patrick Li, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws?

No

July 2, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	SCHEDULE 13D	PAGE 2
92839U107		OF 5 PAGES

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Patrick Li
2	CHECK THE		(a) [ ]
APPROPRIATE
BOX IF A
MEMBER OF A
GROUP*
(b) [ ]
Not Applicable
3	SEC USE ONLY

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
	7	SOLE VOTING POWER

-0-
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-

Mei Qin has sole voting power over 2,969,837.50
He Yi has Sole voting power over 2,969,837.50

OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		5,993,675
PERSON WITH
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5 approx
14	TYPE OF REPORTING PERSON*

IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.	SCHEDULE 13D	PAGE 3
92839U107		OF 5 PAGES

This Schedule 13D filed on July 2, 2010 by Patrick Li, relating to the shares of common stock, $1.00 par value (the "Shares"), of Visteon Corporation (the "Issuer").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 4 is hereby amended and restated as follows:

     All of the funds used to purchase the Shares described in this Schedule 13D came from the personal funds of the Mei Qin and He Yi a total of approximately $_____________was paid to acquire such Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5,

     (a) The Reporting Person directly owns 5,939,675 Shares, constituting approximately 4.5 % of the Shares outstanding.

     The aggregate percentage of Shares directly owns by the Reporting Person is based upon 130,400, 000 Shares outstanding, which is the total number of Shares outstanding as of September 9th, 2009 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2009.

     (b) Mei Qui and He Yi each possess sole power to vote 2,969,837.50 shares. The reporting person has discretion to direct the disposition of 5,939,675 of those shares. The Reporting Person directly owns 4.5 of the deemed issued and outstanding as of July 2, 2010.

     (c) The Information concerning transactions in the Shares directly owned by the reporting person is set forth in Schedule A hereto and is incorporated by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

CUSIP NO.	SCHEDULE 13D	PAGE 4
92839U107		OF 5 PAGES

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2010

/s/ Patrick Li
Patrick Li

CUSIP NO.	SCHEDULE 13D	PAGE 5
92839U107		OF 5 PAGES

SCHEDULE A

Date	Activity	Quantity	Description	Price ($)
Opening Balance May 1st, 2010		6,003.175
5-May	Sell	-250	VISTEON CORP	1.750
5-May	Sell	-500	VISTEON CORP	1.770
5-May	Sell	-500	VISTEON CORP	1.770
5-May	Sell	-500	VISTEON CORP	1.770
5-May	Sell	-500	VISTEON CORP	1.770
5-May	Sell	-17,750	VISTEON CORP	1.720
5-May	Sell	-20,000	VISTEON CORP	1.710
6-May	Sell	-1,000	VISTEON CORP	1.710
6-May	Sell	-1,000	VISTEON CORP	1.710
6-May	Sell	-5,000	VISTEON CORP	1.710
6-May	Sell	-10,000	VISTEON CORP	1.710
6-May	Sell	-1,000	VISTEON CORP GT*3438	1.710
6-May	Sell	-500	VISTEON CORP	1.710
6-May	Sell	-1,000	VISTEON CORP	1.710
6-May	Sell	-500	VISTEON CORP GT*3438	1.710
7-May	Sell	-9,442	VISTEON CORP	1.640
7-May	Sell	10,058	VISTEON CORP	1.640
7-May	Sell	-500	VISTEON CORP MT*3884	1.650
2-Jul	Buy	8,000	VISTEON CORP CE*9036	0.510
Ending Balance July 2, 2010		5,939,675